Syneron Named Fastest Growing Life Sciences Company in Deloitte Fast 500 EMEA

YOKNEAM, ISRAEL -- 11/28/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that it won first place in the Deloitte Technology Fast 500 EMEA for the Life Sciences/Biotech sector and seventh place in the total Fast 500 EMEA program. The Deloitte Technology Fast 500 EMEA program recognizes technology companies that have achieved the fastest rates of annual revenue growth in Europe, Middle East and Africa during the past five years.

The European Fast 500 program is supported by the Deloitte Technology Fast 50 initiatives, which rank high-growth technology companies by location or specifically defined geographic area. The awards are researched and sponsored by the Deloitte Technology, Media & Telecommunications (TMT) Industry Group.

Commenting on the award, Syneron's CEO David Schlachet said, "We are proud to be included in the Deloitte Fast 500 and thank them for their recognition. This ranking is a direct result of the strong momentum Syneron's elos™ technology has built. Through our continued technological innovation, new applications for aesthetic treatments and cross-selling opportunities we intend to maintain a robust growth profile in the aesthetic medical device market."

The award was presented to winners at a ceremony in Paris on November 27, 2006. Syneron CEO David Schlachet attended to receive the award.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

David Seligman
CFO
+972 (54) 772-6559
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 (4) 909-6282
email: ir@syneron.com.

Nick Laudico (US contact)
The Ruth Group
+1 (646) 734-4792
email: nlaudico@theruthgroup.com